SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ONE HORIZON GROUP, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

68235H 205
(CUSIP Number)

Weststrasse 1, Baar CH6340, Switzerland 011-41 41 760 5820
(Name, address and telephone number of person authorized to receive notices and communications)

February 3, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 68235H 205	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Mark Brian White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF	7	SOLE VOTING POWER	5,988,011
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	5,988,011
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,988,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.19%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68235H 205	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.   Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., formerly Intelligent Communication Enterprise Corp., a Pennsylvania corporation (the “Company”). The principal executive offices of the Company are located at Weststrasse 1, Baar CH6340, Switzerland.

Item 2.   Identity and Background

This statement of beneficial ownership is being filed by Mark Brain White, a citizen of the United Kingdom. Mr. White’s business address is Abbey Technology, Baarerstrasse 57, 6304 Zug, Switzerland.

Item 2 is amended to add the following:

On July 24, 2014, Mr. White resigned as Chief Executive Officer and a director of the Company. He had served as Chief Executive Officer since November 30, 2012 and as a director since December 10, 2012.

Item 4.   Purpose of Transaction

Item 4 is amended as follows:

On February 5, 2015, Mr. White sold 81,000 shares of Common Stock in an open market transaction for $129,600, $or $1.60 per share.

Item 5.    Interest in Securities of the Issuer

Item 5 is amended as follows:

(a) Mr. White owns beneficially 5,988,011shares of Common Stock, constituting approximately 18.19% of shares outstanding based on 32,921,533 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2014.

(b) Mr. White has sole power to vote and to dispose of the 5,988,011shares of Common Stock owned by him.

(c) Mr. White has engaged in the following transactions in the past 60 days:

On February 5, 2015, Mr. White sold 81,000 shares of Common Stock in an open market transaction for $129,600, $or $1.60 per share. Mr. White has not effected any other transactions in Common Stock during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2015	By:	/s/ Mark White
Mark White